Ignacio Madridejos President CEMEX USA Exhibit 8

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

(2) Fixed cost & other (1) Variable cost & dist. 2015(1) Highest EBITDA margin since 2008 EBITDA Variation ($ M) More than 100% in operating leverage in 2016 1) 2015 and 2016 figures restated to exclude discontinued operations (concrete pipe) 2) Divestments include West Texas and Fairborn 14.3% +2.6pp EBITDA Margin 16.9%

Volumes increasing at steady pace Domestic gray cement CAGR from 2013 to 2016 Note: Results on a like-to-like basis (excluding West Texas and Fairborn) Volume by Business Segment Cement(1) (M tons) Ready-mix (M m3) Aggregates (M tons) (2) (2) (2)

Pricing strategy yielding strong results Cement(1) ($/ton) Ready-mix ($/m3) Aggregates ($/ton) Freight to customer (2) (2) (2) Price by Business Segment Domestic gray cement CAGR from 2013 to 2016 Data considers CIF prices Data considers FOB prices Note: Results on a like-to-like basis (excluding West Texas and Fairborn) (3) (3) (3) (4) (4)

Positive pricing trend expected to continue in 2017 Mid-south Ready-mix California Cement Aggregates Ready-mix Strong Up = Stable Arizona Cement Aggregates Ready-mix Texas Cement Aggregates Ready-mix = Florida Cement Aggregates Ready-mix South Atlantic Cement North Atlantic Cement Colorado Cement Price increase effective January 2017 Price increase effective April 2017

Contained costs through Operational Excellence Unitary Production Cost (1) (1) (1) In addition, SG&A and distribution expenses reduced by 3% in 2016 1) CAGR from 2013 to 2016 Note: Results on a like-to-like basis (excluding West Texas and Fairborn) Cement ($/ton) Ready-mix ($/m3) Aggregates ($/ton)

Significant reduction in working capital -17 Note: Figures exclude discontinued operations (concrete pipe) Unlocked ~$170 M in avg. working capital during 2016 Working Capital (Average Days)

All sectors expected to continue driving growth Large pent-up demand and low inventory High affordability and improving credit availability Potential tax reform to increase disposable income Office and lodging leading growth Oil and gas turning the corner Deregulation 5-yr secured federal funding (FAST Act) Potential border wall Bipartisan supported $1 trillion infrastructure plan Source: CEMEX estimates Residential Industrial & Commercial Public 4 to 6% 5 to 6% 4 to 6% Cement Demand CAGR ’16 -’19

Creating more favorable supply/demand dynamics e +6% e e Demand MTPA (1) CAGR from 2016 to 2019 is the upper range scenario CAGR from 2016 to 2019 is the lower range scenario Source: US Geological Survey, CEMEX estimates Practical capacity +4% (2) Cement Demand and Practical Capacity

Extensive asset network to capture future growth Cement plant Cement terminal Core asset footprint Ready-mix plant Aggregates quarry ~2.7 M tons of available domestic cement capacity and 11 deep water terminals capable of importing 9 M tons/year Mothballed cement plant

Health & Safety: Continue to put safety first to achieve and sustain Zero for Life Greater profitability as we strive for higher prices while containing costs Increased free cash flow generation supported by negative working capital Capture full value of potential growth by leveraging existing asset base What you should expect from us